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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             (AMENDMENT NO. _____)*


                                EKCO Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   282 636 109
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                                 (CUSIP Number)



Malcolm L. Sherman, EKCO Group, Inc., 98 Spit Brook Road, Suite 102, Nashua, NH
                              03062 (603) 888-1212
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

=========================
                                       13D
CUSIP NO.  282 636 109

=========================

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Malcolm L. Sherman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [ ]
                                                                (b)    X

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

     ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

================================================================================
NUMBER OF                     7     SOLE VOTING POWER

 SHARES                                 1,131,515
                             ---------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER

OWNED BY                                     -0-
                             ---------------------------------------------------
  EACH                        9      SOLE DISPOSITIVE POWER

REPORTING                               1,031,162
                             ---------------------------------------------------
 PERSON                      10      SHARED DISPOSITIVE POWER

  WITH                                       -0-

================================================================================
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,131,515

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

        IN

================================================================================


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     This statement is being filed with respect to 1,131,515 shares of capital stock of the Issuer, that may be deemed beneficially owned by Malcolm L.
Sherman.

     Item 1. SECURITY AND ISSUER

          TITLE AND CLASS OF THE ISSUER'S EQUITY SECURITIES:

          Common stock, $.01 par value per share, of the Issuer ("Common
          Stock").

          NAME AND ADDRESS OF THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

          EKCO Group, Inc.
          98 Spit Brook Road, Suite 102
          Nashua, New Hampshire 03062

     Item 2. IDENTITY AND BACKGROUND

          (a)  NAME: Malcolm L. Sherman

          (b)  BUSINESS ADDRESS: EKCO Group, Inc.
                                 98 Spit Brook Road, Suite 102
                                 Nashua, New Hampshire 03062

          (c)  PRINCIPAL OCCUPATION:

               Mr. Sherman is Chairman and Chief Executive Officer of the
               Issuer.

               ADDRESS OF THE ISSUER:

               EKCO Group, Inc.
               98 Spit Brook Road, Suite 102
               Nashua, New Hampshire 03062

               PRINCIPAL BUSINESS OF THE ISSUER:

               The Issuer is a manufacturer and marketer of branded consumer products that are broadly marketed through mass merchant, supermarket, home, hardware, specialty and department stores. Its products include household items such as bakeware, kitchenware, pantryware, brooms, brushes and mops as well as nonpoisonous and low-toxic household pest control products and small animal care and control products. In addition, the Issuer sells pet supplies and accessories, such as ropes, chews, collars and leashes.

               (d) Not applicable.

               (e) Not applicable.

               (f) United States of America.


                               Page 3 of 6 pages


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     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The 1,131,515 shares of capital stock of the Issuer which are the subject of this filing are owned as follows:

          (1) 5,000 shares of Common Stock are owned directly by Mr. Sherman and were acquired by him through open market purchase with personal funds.

          (2) 275 shares of Common Stock and 78 shares of Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock"), convertible one-for-one into Common Stock, are held for the benefit of Mr. Sherman by the Trust of the Employees' Stock Ownership Plan (the "ESOP"). Such shares were acquired by Mr. Sherman as part of his compensation for his employment with the Issuer.

          (3) 1,126,162 shares of Common Stock are subject to stock options granted to Mr. Sherman by the Issuer, all of which are currently exercisable. The shares issuable upon exercise of 100,000 of such options are subject to repurchase by the Issuer. The stock options were acquired by Mr. Sherman as part of his compensation for his employment with the Issuer.

     Item 4. PURPOSE OF TRANSACTION

          Other than 5,000 shares of Common Stock acquired by Mr. Sherman in the ordinary course of his personal affairs, the capital stock of the Issuer that is the subject of this filing was acquired by Mr. Sherman as a director and officer of the Issuer.

          With respect to such securities, Mr. Sherman, acting in his individual capacity as a security holder and not in his capacity as an officer or director of the Issuer, currently has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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          (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate number of shares of capital stock of the Issuer of which Mr. Sherman may be deemed to beneficially own is 1,131,515. Of such shares, 5,000 shares of Common Stock are owned directly by Mr. Sherman; 275 shares of Common Stock and 78 shares of ESOP Preferred Stock are held by the Trust of the ESOP; and 1,126,162 shares of Common Stock are subject to currently exercisable stock options, of which 100,000 of such shares are subject to repurchase by the Issuer. The 1,131,515 shares (assuming conversion of the ESOP Preferred Stock and exercise of the options) represent 5.6% of the outstanding shares of capital stock of the Issuer based on the number of shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed March 31, 1999.

          (b) Mr. Sherman possesses sole voting power with respect to 1,131,515 shares of capital stock of the Issuer and sole dispositive power with respect to 1,031,162 of such shares. Mr. Sherman possesses no dispositive power with respect to the 275 shares of Common Stock and 78 shares of ESOP Preferred Stock held by the Trust of the ESOP, or the 100,000 shares of Common Stock covered by options which are subject to repurchase by the Issuer.

          (c)  Not applicable.

          (d) Except for the shares of capital stock of the Issuer which Mr. Sherman may be deemed to beneficially own and which are held by the Trust of the ESOP, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities owned by Mr. Sherman.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    APRIL 14, 1999
                                                    --------------------------
                                                    (Date)


                                                    /S/MALCOLM L. SHERMAN
                                                    --------------------------
                                                    (Signature)

                                                    Malcolm L. Sherman
                                                    --------------------------
                                                    (Name/Title)





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